		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2014	2013
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$(24,072)	$266,402
Add (deduct):
Equity in earnings of unconsolidated entities	(106,166)	(99,797)
Distributions from unconsolidated entities	74,853	49,612
Amortization of capitalized interest	4,816	1,920
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(935)	(6,914)
	$(51,504)	$211,223
Add fixed charges:
Consolidated interest expense (2)	42,712	32,393
Interest portion (1/3) of consolidated rent expense	24,179	30,551
	$15,387	$274,167

FIXED CHARGES:
Consolidated interest expense (2)	$42,712	$32,393
Capitalized interest	3,720	14,259
Interest portion (1/3) of consolidated rent expense	24,179	30,551
	$70,611	$77,203

RATIO OF EARNINGS TO FIXED CHARGES	*	3.55

(1)

Includes Gain on license sales and exchanges of $91.4 million and Gain on sale of business and other exit costs, net of $27.7 million in 2014, and Gain on sale of business and other exit costs, net of $243.6 million in 2013.

(2)	Interest expense on income tax contingencies is not included in fixed charges.

*	Earnings for the nine months ended September 30, 2014 were inadequate to cover Fixed charges by $55.2 million.